ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

26 October 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

CHAIRMAN'S ADDRESS

MACQUARIE BANK SCHEME AND GENERAL MEETINGS

25 OCTOBER 2007

GOOD AFTERNOON LADIES AND GENTLEMEN AND WELCOME TO THESE IMPORTANT MEETINGS OF SECURITYHOLDERS AND OPTIONHOLDERS.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I'LL BE CHAIRING THE THREE MEETINGS THAT ARE TAKING PLACE TODAY IN RELATION TO MACQUARIE'S PROPOSED RESTRUCTURE.

THE FIRST MEETING WILL CONSIDER AND VOTE ON A RESOLUTION TO APPROVE THE EXCHANGE OF SHARES IN MACQUARIE BANK LIMITED FOR SHARES IN THE NEW MACQUARIE GROUP LIMITED ON A ONE-FOR-ONE BASIS.

THIS RESOLUTION MUST BE APPROVED BY A MAJORITY OF SHAREHOLDERS ACTUALLY PARTICIPATING IN THE VOTE AND ALSO BY AT LEAST A 75 PER CENT MAJORITY OF VOTES CAST.

AT THE CONCLUSION OF THE FIRST MEETING THERE WILL BE A GENERAL MEETING WHICH WILL VOTE ON A RESOLUTION TO REDUCE THE CAPITAL OF MACQUARIE BANK LIMITED BY $A3 BILLION, TO BE PAID TO MACQUARIE GROUP LIMITED AFTER THE RESTRUCTURE IMPLEMENTATION DATE.

THIS RESOLUTION MUST BE APPROVED BY MORE THAN 50% OF VOTES CAST.

FOLLOWING THE GENERAL MEETING THERE WILL BE AN OPTION SCHEME MEETING WHICH WILL VOTE ON A RESOLUTION TO APPROVE THE CANCELLATION OF OPTIONS IN MACQUARIE BANK

LIMITED AND THE ISSUE OF NEW OPTIONS IN MACQUARIE GROUP LIMITED ON A ONE-FOR-ONE BASIS.

THIS RESOLUTION MUST BE PASSED BY A MAJORITY OF OPTIONHOLDERS ACTUALLY PARTICIPATING IN THE VOTE AND ALSO BY A MAJORITY OF AT LEAST 75 PER CENT OF THE VALUE OF OPTIONS FOR WHICH VOTES ARE CAST.

RELEVANT SECURITYHOLDERS WILL BE PROVIDED WITH AN OPPORTUNITY TO ASK QUESTIONS OR MAKE COMMENTS ON THE PROPOSED RESOLUTIONS.

PLEASE NOTE THAT ONLY QUESTIONS OR COMMENTS RELEVANT TO THE PURPOSE OF TODAYS MEETING, NAMELY THE RESTRUCTURE OF MBL WILL BE ALLOWED.

AT THE END OF THE MEETING, YOU ARE WARMLY INVITED TO JOIN US FOR REFRESHMENTS IN THE FOYER.

BEFORE WE GET UNDERWAY, I WOULD LIKE TO INTRODUCE OUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS DEPUTY MANAGING DIRECTOR RICHARD SHEPPARD, THEN THE BANK'S CHIEF FINANCIAL OFFICER GREG WARD, MANAGING DIRECTOR ALLAN MOSS, THEN NON-EXECUTIVE DIRECTORS JOHN NILAND, HELEN NUGENT AND PETER WARNE.

ON MY RIGHT IS THE BANK'S COMPANY SECRETARY DENNIS LEONG, THEN NON-EXECUTIVE DIRECTORS CATHERINE LIVINGSTONE, KEVIN MCCANN AND PETER KIRBY AND THEN EXECUTIVE DIRECTOR LAURIE COX.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE SHARE SCHEME MEETING OPEN.

AS PART OF THIS MEETING, I WILL PROVIDE A BRIEF OVERVIEW OF THE PROPOSED RESTRUCTURE AND ITS IMPLICATIONS FOR SHAREHOLDERS.

RICHARD SHEPPARD, WHO HAS LED THE RESTRUCTURE PROCESS, WILL THEN PROVIDE MORE DETAIL ON SOME OF THE KEY POINTS.

I SHOULD NOTE THAT IT IS INTENDED THAT RICHARD WILL BE THE MANAGING DIRECTOR OF THE BANKING GROUP IF THE RESTRUCTURE PROCEEDS.

RATIONALE FOR THE RESTRUCTURE

AS OUTLINED IN THE EXPLANATORY MEMORANDUM, WE ARE PROPOSING TO RESTRUCTURE THE MACQUARIE BANK GROUP INTO A NON-OPERATING HOLDING COMPANY COMPRISING SEPARATE BANKING AND NON-BANKING GROUPS.

THE PROPOSED RESTRUCTURE HAS TWO KEY OBJECTIVES.

FIRSTLY, IT WILL POSITION MACQUARIE TO CONTINUE PURSUING THE STRATEGIES WHICH HAVE DRIVEN OUR STRONG GROWTH TO DATE.

AT THE SAME TIME, IT WILL ASSIST US IN MEETING OUR OBLIGATIONS TO THE AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY.

THE NEED FOR THE RESTRUCTURE HAS ARISEN PRIMARILY BECAUSE OF THE BANK'S GROWTH IN RECENT YEARS.

MUCH OF THIS GROWTH HAS BEEN GENERATED BY OUR OFFSHORE EXPANSION AND BY OUR DIVERSIFICATION, ESPECIALLY IN ACTIVITIES THAT ARE NOT NORMALLY REGARDED AS TRADITIONAL BANKING.

CURRENTLY, MACQUARIE IS REGULATED AS A LICENCED AUSTRALIAN BANK BY THE AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY ("APRA").

HOWEVER, OUR SIGNIFICANT NON-BANKING ACTIVITIES ARE NOT ALWAYS READILY ACCOMMODATED BY APRA'S BANKING RULES.

IN PARTICULAR, APRA'S RULES RESTRICT A BANK'S DEALINGS WITH CERTAIN SUBSIDIARIES, SUCH AS THOSE UNDERTAKING STOCKBROKING, INVESTMENT BANKING FUNDS MANAGEMENT AND PRINCIPAL INVESTING ACTIVITIES.

THESE RULES WILL CONSTRAIN THE GROUP'S GROWTH IF WE REMAIN UNDER THE EXISTING STRUCTURE.

THE BOARD HAS THEREFORE ASSESSED A NUMBER OF OPTIONS AND CONSIDERS THE PROPOSED RESTRUCTURE TO BE THE MOST APPROPRIATE SOLUTION.

IMPLICATIONS FOR SHAREHOLDERS

IF APPROVED, SHAREHOLDERS WILL RECEIVE ONE SHARE IN THE NON-OPERATING HOLDING COMPANY FOR EVERY MACQUARIE BANK SHARE WHICH THEY CURRENTLY HOLD.

WE HAVE OBTAINED ALL NECESSARY APPROVALS FOR THE RESTRUCTURE, APART FROM, FIRSTLY, THE SHAREHOLDER AND OPTIONHOLDER APPROVALS THAT WE ARE SEEKING TODAY AND, SECONDLY, THE SUBSEQUENT COURT APPROVAL.

FURTHERMORE, THE RESTRUCTURE WILL NOT RESULT IN A TAXABLE EVENT FOR MOST SHAREHOLDERS.

PROPOSED NEW STRUCTURE

THE PROPOSED NEW NON-OPERATING HOLDING COMPANY WILL BE CALLED MACQUARIE GROUP LIMITED AND WILL BE LISTED ON THE AUSTRALIAN STOCK EXCHANGE UNDER THE CODE MQG.

IT WILL COMPRISE TWO SEPARATE GROUPS; A BANKING GROUP AND A NON-BANKING GROUP.

EFFECT ON MACQUARIE

THUS, THE NEW MACQUARIE GROUP WILL BE ADOPTING A STRUCTURE SIMILAR TO THAT EMPLOYED BY A SIGNIFICANT NUMBER OF OUR INTERNATIONAL PEERS AND COMPETITORS.

AT THE SAME TIME, THE KEY FACTORS THAT HAVE LED TO OUR SUCCESS WILL REMAIN LARGELY UNCHANGED.

FOR EXAMPLE, WE DO NOT INTEND TO MAKE ANY SIGNIFICANT CHANGES TO OUR BUSINESS MODEL, BUSINESS APPROACH, CULTURE OR SENIOR MANAGEMENT TEAM UNDER THE RESTRUCTURE.

OUR CORPORATE GOVERNANCE FRAMEWORK WILL REMAIN LARGELY UNCHANGED, WHILE THE FIRM-WIDE RISK MANAGEMENT FRAMEWORK THAT HAS BEEN A FEATURE OF OUR SUCCESS WILL CONTINUE TO APPLY ACROSS THE ENTIRE GROUP.

ADDITIONALLY, THE GROUP WILL MAINTAIN ITS EXISTING DIVIDEND AND FRANKING POLICIES.

AS A FURTHER POINT OF CLARIFICATION, I SHOULD POINT OUT THAT THERE IS NOT EXPECTED TO BE ANY RETURN OF CAPITAL TO INVESTORS AS A RESULT OF THE RESTRUCTURE.

RECOMMENDATIONS

THE PROPOSED RESTRUCTURE HAS BEEN INDEPENDENTLY ASSESSED, BY KPMG, WHICH CONCLUDED IT IS IN THE BEST INTERESTS OF SHAREHOLDERS AND OPTIONHOLDERS.

THE MACQUARIE BANK BOARD HAS ALSO CONCLUDED THAT THIS PROPOSAL IS IN THE BEST INTERESTS OF SHAREHOLDERS AND OPTIONHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOUR OF EACH RESOLUTION.

THAT CONCLUDES MY REMARKS AND I WILL NOW HAND OVER TO RICHARD SHEPPARD TO DISCUSS SOME FURTHER KEY POINTS OF THE RESTRUCTURE.


25 October 2007

- 1. 3pm: Share Scheme Meeting
  - Share Scheme Resolution
  - To approve transfer of shares in Macquarie Bank Limited to Macquarie Group Limited in consideration for the issue of shares in Macquarie Group Limited on a one-for-one basis
  - Must be approved by majority in number of shareholders voting (either in person or by proxy), and by at least 75% of votes cast
- 2. On conclusion of Share Scheme Meeting but not before 3.30pm: General Meeting
  - Capital Reduction Resolution
  - Capital of Macquarie Bank Limited to be reduced by $A3 billion to be paid to Macquarie Group Limited after implementation date
  - Must be approved by majority of votes cast
- 3. On conclusion of General Meeting but not before 4pm: Option Scheme Meeting
  - Option Scheme Resolution
  - To approve cancellation of options in Macquarie Bank Limited in consideration for the issue of options in Macquarie Group Limited on a one-for-one basis
  - Must be approved by majority in number of optionholders voting (either in person or by proxy), representing at least 75% of the value of the MBL options for which votes are cast

2


25 October 2007



AGENDA

1. Restructure proposal
David Clarke – Chairman

2. Restructure detail
Richard Sheppard – Deputy Managing Director

3. Formal Business
David Clarke – Chairman

- Restructure is intended to:
  - Position Macquarie to continue to pursue the strategies responsible for our strong growth
  - Assist us in meeting our obligations to the Australian Prudential Regulation Authority (APRA)
- Specifically:
  - Macquarie's growth has been largely driven by offshore expansion and diversification, in particular those activities which are not considered traditional banking
  - These are not always readily accommodated by APRA's banking rules
    - eg. APRA's rules restrict a bank's exposures to certain subsidiaries, such as those undertaking stockbroking, investment banking funds management and principal investing activities
  - This will act to constrain MBL's future growth as the group is currently structured

4

- If approved, shareholders will receive MGL shares in exchange for MBL shares on a one-for-one basis
- All necessary approvals in place aside from shareholder/optionholder approval and court ratification
- Will not result in a taxable event for most shareholders


MBL
1 share
MACQUARIE BANK LIMITED
1:1
exchange
MGL
(ASX code 'MQG')
1 share
MACQUARIE GROUP LIMITED

5

- Proposal to restructure the Macquarie Group into a non-operating holding company (NOHC) structure containing two separate groups:
  - Banking Group
  - Non-Banking Group
- The new NOHC and ultimate parent of the Macquarie Group will be named Macquarie Group Limited (MGL) and will be listed on the Australian Securities Exchange



7

- If the restructure is approved, Macquarie will have a similar structure to many financial institutions globally, including peers and competitors
- The key factors that have led to the success of Macquarie will be largely unchanged
  - No change to business model
  - No change to business approach
  - No change to culture
  - No change to senior management
  - Existing corporate governance framework will remain largely unchanged
  - Firm-wide risk management framework will continue to apply across entire group
  - Restructure
  - No change to dividend policy or franking
  - No return of capital expected

8

- Independent Expert, KPMG, concluded that the proposed transaction is in the best interests of shareholders and in the best interests of optionholders
- MBL Board concluded that the proposed transaction is in the best interests of shareholders and in the best interests of optionholders and unanimously recommends you vote in favour of each resolution

9



2. Restructure detail

Richard Sheppard - Deputy Managing Director



Group-wide Services
Risk Management
Financial Operations
Company Secretarial
Corporate Communications
Human Resources
Information Technology
Markets Operations
Taxation
Business Services
Treasury
Business Improvement & Strategy
Settlements
Investor Relations
Banking and Securitisation Group
Funds Management Group
Equity Markets Group
Real Estate Group
Financial Services Group
Treasury and Commodities Group
Macquarie Capital
(formerly Investment Banking Group)
Certain activities from
Divisions
Macquarie Capital Advisers
Macquarie Capital Funds
Macquarie Capital Securities
Macquarie Capital Products
Macquarie Capital Finance
Equity Markets Group
Treasury and Commodities Group

11

- Regulation
  - Macquarie Group Limited will be regulated by the Australian Prudential Regulation Authority ('APRA') as a non-operating holding company (NOHC)
  - The Banking Group will continue to be subject to the full range of APRA banking regulations
  - The restructure will assist us in meeting our obligations to APRA while positioning the Group for continued growth
- Risk management
  - Macquarie's strong emphasis on risk management will continue to apply throughout the Group
  - Existing risk management framework will remain largely unchanged
- Corporate governance
  - Existing corporate governance framework will remain largely unchanged
- No change to senior management
- No change to business strategy
- Businesses will continue to use the Macquarie brand

12

- MBL existing ratings maintained
- Positive long-term rating outlook for MBL (Moody's)
- MGL rated one notch below MBL

- There will not be a taxable event for most shareholders and optionholders
- There is not expected to be any return of capital to shareholders
- There is not expected to be any change to dividend policy or franking
- To provide shareholders a greater opportunity to satisfy the "45 day rule" in respect of their 'new' MGL shares prior to the payment of the 2007/8 interim dividend, it is proposed to defer the payment of that dividend until late January
- MGL will trade under the ASX code 'MQG' from 5 Nov 2007 (last date for trading MBL shares 2 November 2007)
- Existing hybrid securities, Macquarie Income Securities (MIS) and Macquarie Income Preferred Securities (MIPS) will remain on issue following restructure
- MBL will remain listed on ASX (though as a debt listing) to support the continued quotation of MIS

- Restructure involves MBL making a capital reduction
  - Will reduce MBL's capital by $A3 billion
  - Funds will be received by MGL and will be used to:
    - Establish its capital base
    - Finance acquisition of assets and businesses from MBL by the Non-Banking Group
  - No change in overall Group capital

- MGL and MBL will each have dedicated and independent funding, capital management and liquidity management arrangements
- Restructure financing plan to meet initial and expected ongoing funding requirements of overall group
- MGL required to finance the initial transfer of non-banking assets and businesses from MBL to the Non-Banking Group
- Initial financing achieved through combination of external credit facilities and funding from MBL (including the Capital Reduction)
- MGL has obtained $A18b in funding commitments:
  - $A8b senior unsecured bank debt facility
  - $A10b two-year committed senior bridge facility from MBL
    - To provide transitional funding while MGL's capital markets issuance programme is being established
    - To be refinanced via issuance in all significant global capital markets
- No increase in Group net debt

- MBL shareholders: transfer of shares in MBL to MGL in consideration for the issue of shares in MGL on a one-for-one basis
- MBL shareholders and MIS holders: capital of MBL to be reduced by paying $A3 billion to MGL
- Option holders: cancellation of MBL options in consideration for the issue of options in MGL on one-for-one basis

---

Share Scheme Meeting, General Meeting, Option Scheme Meeting	25 October 2007
Second Court Hearing	29 October 2007
Last day for trading MBL Shares	2 November 2007
Commencement of trading MGL Shares (on a deferred settlement basis)	5 November 2007
Record Date	7.00pm, 12 November 2007
Implementation Date	13 November 2007

[illegible]



3. Formal Business

David Clarke
- Chairman

- Share Scheme Resolution

To consider and, if thought fit, to pass a resolution in the following terms:

That pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Macquarie Bank Limited and each of its Scheme Shareholders to effect the transfer of the Shareholders' shares in Macquarie Bank Limited to Macquarie Group Limited ("MGL") in consideration for the issue of shares in MGL on a one-for-one basis as more particularly set out in the Explanatory Memorandum accompanying the notice of meeting convening this meeting is agreed to (with or without modification as approved by the Federal Court).



25 October 2007

- Capital Reduction Resolution

To consider and, if thought fit, to pass a resolution in the following terms:

That subject to and conditional on the Schemes being implemented in accordance with their terms, the capital of MBL be reduced by paying the Reduction Amount per MBL Share to holders of those shares on a record date occurring after the Implementation Date to be specified by MBL ("Capital Reduction Record Date"). The Reduction Amount is an amount calculated by dividing A$3 billion by the number of MBL Shares on issue on the Capital Reduction Record Date.



25 October 2007

- Option Scheme Resolution

To consider and, if thought fit, to pass a resolution in the following terms:

That pursuant to section 411 of the Corporations Act 2001 (Cwlth), the scheme of arrangement proposed to be made between Macquarie Bank Limited and each of its Optionholders to effect the cancellation of the Optionholders' options in Macquarie Bank Limited in consideration for the issue of options in Macquarie Group Limited on a one for one basis as more particularly set out in the Explanatory Memorandum accompanying the notice of meeting convening this meeting is agreed to (with or without modification as approved by the Federal Court).

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE
BANK

ASX Release

MACQUARIE GROUP LIMITED GIVES UNDERTAKING IN FAVOUR OF HOLDERS OF MACQUARIE INCOME SECURITIES

26 October 2007 - Macquarie Bank Limited (MBL) has previously announced a restructure proposal that, if approved by the Federal Court of Australia, will result in a restructure of the Macquarie Group into a non-operating holding company structure with separate banking and non-banking groups ("**Restructure**"). The Restructure has been approved by MBL shareholders and optionholders. The new holding company and ultimate parent of the Macquarie Group, Macquarie Group Limited ("**MGL**"), will be listed on the Australian Stock Exchange.

This announcement relates to the Macquarie Income Securities ("**MIS**").

To reflect the Restructure, MGL has executed an undertaking in favour of the holders of the MIS that it will not pay dividends on its ordinary shares if distributions are not paid on the component securities of the MIS in accordance with their terms ("**MIS Undertaking**"). The MIS Undertaking is intended to supplement the existing provisions that prevent MBL from paying dividends on certain of its equity securities until distributions are paid on the MIS.

The MIS Undertaking will only come into effect if and when the Restructure becomes binding on MBL and its shareholders. On current timing this means that the MIS Undertaking will come into effect on 2 November 2007 if the Restructure is approved by the Federal Court of Australia. A separate announcement will be made at that time.

Contacts:

Dennis Leong, Company Secretary	+612 8232 3333
Richard Nelson, Macquarie Bank Investor Relations	+612 8232 5008

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

25 October 2007

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited - All Resolutions Passed at the Share Scheme Meeting, Option Scheme Meeting and General Meeting

In accordance with Listing Rule 3.13.2, please be advised that:

1 the Share Scheme Resolution was passed by the requisite majorities at today's Share Scheme Meeting;

2 the Capital Reduction Resolution was passed by the requisite majority at today's General Meeting, and

3 the Option Scheme Resolution was passed unanimously by all Optionholders at today's Option Scheme Meeting. A further notice of the outcome of the Option Scheme Meeting will be provided as soon as it is available confirming the value of the debts and claims of the Optionholders present and voting;

each on a poll.

Summaries of the poll voting results and proxy appointments for the resolutions are attached.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT

Poll Results at 2007 Share Scheme Meeting

Share Scheme Resolution	Votes In Favour	Votes Against	Votes Abstaining
Number of members	9,698	309	---------
% of members	96.91%	3.09%	---------
Number of votes	139,867,978	641,401	331,869
% of votes	99.54%	0.46%	---------

Poll Results at 2007 General Meeting

Resolution	Votes For	%	Votes Against	%	Votes Abstaining
Capital Reduction Resolution	139,812,115	99.54	643,851	0.46	1,211,345

Poll Results at 2007 Option Scheme Meeting

Option Scheme Resolution	Votes In Favour	Votes Against	Votes Abstaining
Number of optionholders	529	NIL	---------
% of optionholders	100%	0.0%	---------
Number of votes	Not yet known	Not yet known	NIL
% of votes	Not yet known	Not yet known	---------

2007 Share Scheme Meeting Proxy Summary Results

Resolution	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
TOTALS FOR VALID PROXIES								
Share Scheme Resolution	135,081,093	638,112	4,525,026	0	0	331,273	38,289,654	0

2007 General Meeting Proxy Summary Results

Resolution	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
TOTALS FOR VALID PROXIES								
Capital Reduction Resolution	134,981,945	642,196	4,584,863	0	0	1,211,345	37,293,640	0

2007 Option Scheme Meeting Proxy Summary Results

Resolution	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
TOTALS FOR VALID PROXIES								
Option Scheme Resolution	9,725,787	0	1,472,569	0	0	0	0	0

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

22 October 2007

Company Announcements
The Australian Securities Exchange Limited

Section 259C Exemption Notice - MLL, MQSIML, MQPML

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Bank Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 19 October 2007, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.0325%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 19 October 2007, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.0215%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE

17 October 2007

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 8.62% per annum in respect of the next distribution period, which commenced on Monday 15 October 2007 and ceases on Monday 14 January 2008 (inclusive). The distribution payment date will be on Tuesday 15 January 2008 and the record date will be Friday 28 December 2007.

Distribution rate for above securities	8.62% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 15 October 2007 to Monday 14 January 2008 (inclusive)
Base Interest Rate*	6.92% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Tuesday 15 January 2008
Record Date	Friday 28 December 2007

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Company Secretary
of Macquarie Bank Limited &
Macquarie Finance Limited

END